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February 22, 2022 VIA EDGAR Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-6010	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	ESAB Corp.

Amendment No. 3 to Draft Registration Statement on Form 10

Submitted January 26, 2022

CIK No. 0001877322

Ladies and Gentlemen:

On behalf of our client, ESAB Corporation (the “Company” or “ESAB”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated February 11, 2022 relating to Amendment No. 3 to the Company’s Draft Registration Statement on Form 10, as confidentially submitted on January 26, 2022, as well as the Company’s response to a comment of the Staff in its letter dated November 9, 2021 relating to Amendment No. 1 to the Company’s Draft Registration Statement on Form 10, as confidentially submitted on October 22, 2021.

The Company has publicly filed today its Registration Statement on Form 10 (the “Registration Statement”) together with this letter, via EDGAR submission. For the Staff’s reference, upon request we will send to the Staff courtesy copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes made in the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letters has been reproduced in bold and italics herein. The Company has also provided its response immediately after each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

February 22, 2022

Letter dated February 11, 2022

Amendment No. 3 to Draft Registration Statement on Form 10

Exhibit 99.1, Preliminary Information Statement of ESAB Corporation

The Separation and Distribution, page 6

1.

Revise to include a detailed discussion of the material provisions of the agreements that will provide a framework for your relationship with Colfax. Additionally, disclose with specificity the limitations you will be subject to as a result of the Tax Matters Agreement with Enovis, including the expected duration of these limitations and the types of transactions you would be prohibited from pursuing. Lastly, please quantify the scope of the indemnification obligations to Enovis or otherwise supplement your disclosure to provide shareholders with sufficient information to assess the materiality of these obligations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 6 through 12 and on pages 128 through 138 of the Registration Statement.

Executive and Director Compensation, page 89

2.	Please provide updated executive compensation disclosure for your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 96 through 121 of the Registration Statement.

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Letter dated November 9, 2021

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1, Preliminary Information Statement of ESAB Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

13.	Please update your responses to prior comments 14, 15, 19, 21, 22, 23 and 24 when you update your financial statements in a future amendment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has provided updated responses below. For convenience of reference, the text of the comments in the Staff’s letter dated September 17, 2021 relating to the Company’s Draft Registration Statement on Form 10, as confidentially submitted on August 20, 2021, as well as the Company’s initial responses, has been reproduced below.

February 22, 2022

Prior Comment 14. Please update your disclosure to discuss the impacts of COVID-19 on your 2021 operating results and any current expected trends.

Prior Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 59 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that it will continue to monitor the impact of the COVID-19 pandemic, including its ultimate impact on 2021 operating results and expected trends, and will consider whether additional disclosure is warranted in future amendments.

Response: In further response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 64 and 65 of the Registration Statement.

Prior Comment 15. Tell us how you considered disclosing changes in revenue for each of your geographic regions included in your business segments and providing explanations for the changes.

Prior Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it considered guidance from Topic 9 (9220.3) of the Commission’s Financial Reporting Manual (the “FMR”), ASC 280, and Item 303(b) of Regulation S-K when considering disclosing changes in revenue for each of its geographic regions included in its business segments. Per Section 9220.3 of the FMR, “registrants will often provide a discussion along segmental lines”, and per Section 9220.2 of the FMR, registrants are required to disclose “significant components of revenues and expenses that are necessary in order to understand the results of operations (e.g., segmental information)”. Similarly, Item 303(b) of Regulation S-K states “[w]here in the registrant’s judgment a discussion of segment information and/or of other subdivisions (e.g., geographic areas, product lines) of the registrant’s business would be necessary to an understanding of such business, the discussion must focus on each relevant reportable segment and/or other subdivision of the business and on the registrant as a whole”. Accordingly, the Company has included disclosure regarding its operating segments, but does not believe that a discussion of geographic regions is necessary to an understanding of its business. For fiscal 2019 and 2020, approximately 40% of the Company’s net sales were derived from the Americas, approximately 33% from Europe, and the remainder from other countries, and, moreover, disclosure is not required per the guidance set forth within ASC 280-10-50-41, as no individual foreign country represented more than 8% of the Company’s total revenue in each year.

Response: In further response to the Staff’s comment, the Company respectfully advises the Staff that for fiscal 2021, approximately 41% of the Company’s net sales were derived from the Americas, approximately 30% from Europe (disclosed on pages 65 and 66 of the Registration Statement), and the remainder from other countries, and, moreover, disclosure is not required per the guidance set forth within ASC 280-10-50-41, as no individual foreign country represented more than 8% of the Company’s total revenue in fiscal 2021.

Prior Comment 19. Please tell us how much of your revenue is derived from service contracts recognized ratably over the period of performance. Tell us how you considered separately disclosing this revenue and describing the nature of the services provided under these contracts.

February 22, 2022

Prior Response: In response to the Staff’s comment, the Company respectfully advises the Staff that revenue derived from service contracts represents less than 1% of total revenue for the year ended December 31, 2020, and was therefore not considered material for the purposes of disclosure.

Response: In further response to the Staff’s comment, the Company respectfully advises the Staff that revenue derived from service contracts continued to represent less than 1% of total revenue for the year ended December 31, 2021, and was therefore not considered material for the purposes of disclosure.

Prior Comment 21. Your disclosure on page 66 states that for contracts that include multiple performance obligations, you allocate the total transaction price to each performance obligation using your best estimate of the stand-alone selling price of each identified performance obligation. Please clarify your contracts that include multiple performance obligations and how you determined that the products and services included in these contracts represent distinct performance obligations.

Prior Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 69 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that a significant majority of the Company’s contracts include only a single performance obligation.

Response: In further response to the Staff’s comment, the Company respectfully advises the Staff that a significant majority of the Company’s contracts continue to include only a single performance obligation.

Prior Comment 22. Your disclosure on F-10 indicates that you incur development and application engineering costs in conjunction with fulfilling customer orders and executing customer projects, and your disclosure on page 18 indicates that your contracts have fulfillment periods. Please further clarify the nature of these costs and the fulfilment activities. Clarify if your contracts include arrangements to construct or customize goods and your revenue recognition policies with respect to these arrangements.

Prior Response: In response to the Staff’s comment, the Company respectfully advises the Staff that projects that involve development and application engineering account for less than 10% of the Company’s total revenue. From time to time, some of these projects could involve construction or customization of goods. The Company conducts the analysis required by ASC 606 to determine the appropriate revenue recognition for these projects. Generally, revenue related to development and application engineering project activities is recognized at a point in time and development and application engineering costs are charged to cost of goods sold.

February 22, 2022

Additionally, the manufacturing period length and production complexity are different for our consumables and equipment products. Our consumables product group generally has less production complexity and shorter manufacturing cycles than the equipment products.

Response: In further response to the Staff’s comment, the Company respectfully advises the Staff that that projects that involve development and application engineering continue to account for less than 10% of the Company’s total revenue.

Prior Comment 23. Tell us the dollar amount of revenue generated from your Gas Control Equipment business and how you considered separately disclosing this revenue. Clarify how you considered the factors in ASC 606-10-55-89 through 55-91 in making this determination.

Prior Response: In response to the Staff’s comment, the Company respectfully advises the Staff that revenues generated from the Gas Control Equipment (“GCE”) business were 8% of total revenues for the year ended December 31, 2020.

Additionally, the Company further advises the Staff that with respect to the consideration of the requirements of ASC 606-10-55-89 through 55-91, the gas control equipment the Company manufactures and sells is off-the-shelf in nature and is utilized in industries and fabrication processes consistent with those of the Company’s welding and cutting equipment products. Additionally, the Company’s gas control equipment products are sold through similar sales channels as its welding and cutting equipment products. Therefore, the uncertainty of revenue and cash flows for the Company’s gas control equipment and welding and cutting equipment products were determined to be similar and accordingly were combined in the Company’s disclosure of disaggregated revenues by product group on page F-18 of Amendment No. 1.

Response: In further response to the Staff’s comment, the Company respectfully advises the Staff that revenues generated from the Gas Control Equipment (“GCE”) business were 8% of total revenues for the year ended December 31, 2021.

Prior Comment 24. Your disclosure indicates that the Rest of World segment includes operations in Europe, Russia, Middle East & Africa, Asia and India regions. Tell us how much revenue you generated in each of these regions and how you considered separately disclosing these revenues. Refer to ASC 280-10-50-41.

Prior Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of the Company’s historical financial statements, the Company considered the requirements of ASC 280-10-50-41 and noted that no individual foreign country represents more than 8% of total revenues of the Company for the years ended December 31, 2020 and 2019, respectively. Therefore, the Company deemed that each foreign country’s revenue was immaterial for disclosure purposes under the guidance set forth within ASC 280-10-50-41.

February 22, 2022

Response: In further response to the Staff’s comment, the Company respectfully advises the Staff that no individual foreign country represented more than 8% of total revenues for the year ended December 31, 2021, therefore the Company deemed that each foreign country’s revenue continues to be immaterial for disclosure purposes under the guidance set forth within ASC 280-10-50-41.

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Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (312) 876-7681.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Shyam P. Kambeyanda, ESAB Corporation

Brian Hanigan, Colfax Corporation

Alexa Berlin, Latham & Watkins LLP